May 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention: Vanessa Robertson

                     Tracie Mariner

Re:	Sagimet Biosciences Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

File No. 001-41742

To the addressees above:

This letter is submitted on behalf of Sagimet Biosciences Inc. (the “Company”), a Delaware corporation, in response to the comment letter (the “Comment Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 22, 2025, relating to the Company's Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”), filed on March 12, 2025.

For your convenience, the response below is prefaced by the text of the Staff’s comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Research and development, page 117

1.	Please provide quantitative disclosures, to be included in future filings, for the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented, which should reconcile to total research and development expense. In addition, revise to disclose the extent to which you track certain of your research and development costs on a project basis and, if applicable, disclose the amounts tracked for each project, where material.

Company’s Response

The Company acknowledges the Staff’s comment requesting additional quantitative disclosures in future filings made with the SEC. Beginning with its Form 10-Q for the quarter ended March 31, 2025, the Company will revise its disclosure to provide new quantitative disclosures that set forth with respect to research and development (“R&D”) expenses incurred by ‘nature’ or ‘type’ of expense. This information will be provided in summary tabular format and the table will reconcile to total R&D expenses shown on the Condensed Statements of Operations and Comprehensive Loss, as shown in Exhibit A.

The Company respectfully further advises the Staff that it tracks R&D expenses as either ‘external’ R&D expenses or ‘internal’ R&D expenses. The Company’s external R&D expenses primarily consist of expenses for clinical development and research, including expenses related to agreements with contract research organizations; expenses for manufacturing and non-clinical studies incurred through contract manufacturing organizations; and external consulting and others. The Company tracks the majority of its external R&D expense by product candidate, which consists of expenses for denifanstat and TVB-3567. External R&D expenses incurred for denifanstat are substantially all of the Company’s external R&D expenses, and as such the Company believes disclosing external R&D expenses for the Company’s other product candidate would not materially enhance an investor’s understanding of the Company’s total external R&D expenses currently. The Company will include in its narrative disclosures that external R&D expenses for denifanstat are substantially all of the costs, as shown in Exhibit A below. The Company will continue to monitor and to the extent external R&D expenses for TVB-3567 become meaningful to investors in the future, the Company will disclose external R&D expenses by product candidate.

The Company’s internal R&D expenses primarily consist of personnel-related costs, including salaries, bonuses, benefits, payroll taxes and stock-based compensation for employees engaged in R&D functions. The Company does not track internal R&D expenses on a project-by-project, product candidate or development phase basis because those costs are generally deployed across multiple development projects and allocation of these costs to individual projects is impractical.

The Company intends to include a similar table to that set forth on Exhibit A in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K on a prospective basis, beginning with its Form 10-Q for the quarter ended March 31, 2025. Such a table will be included in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations. Because the Company’s Form 10-Q for the quarter ended March 31, 2025 has not yet been finalized, the amounts accompanying the table are not included in Exhibit A. The Company believes that this additional disclosure will sufficiently address the Staff’s comment.

***

As always, we appreciate the Staff's review and comments. Please contact the undersigned at the contact information you have on file if you have any questions or comments.

Sincerely,

/s/ David Happel

cc:

Thierry Chauche, Sagimet Biosciences Inc.

Elizabeth Rozek, Esq., Sagimet Biosciences Inc.

Rachael Bushey, Esq., Goodwin Procter LLP

Jennifer Porter, Esq., Goodwin Procter LLP

Goodwin Procter LLP

Three Embarcadero Center, 28th Floor

San Francisco, CA 94111

goodwinlaw.com

+1 (415) 733-6000

Exhibit A

Research and development – Research and development expenses for the three months ended March 31, 2025 and 2024 were comprised of the following (in thousands):

	Three Months Ended March 31,
	2025	2024	$ Change	% Change
External expenses
Clinical development and research	$-	$1,844	$-	-%
Manufacturing and non-clinical	-	2,001	-	-%
External consulting and other	-	346	-	-%
Subtotal - external expenses	$-	$4,191	$-	-%
Internal expenses
Personnel costs	$-	$582	$-	-%
Stock-based compensation	-	246	-	-%
Other internal operating expenses	-	243	-	-%
Subtotal - internal expenses	$-	$1,071	$-	-%
Total R&D expenses	$-	$5,262	$-	-%

External research and development expenses for denifanstat represent substantially all of the external expenses for the three months ended March 31, 2025 and 2024.